UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment ___)*

 Northwest Bancshares, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

667340103
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

:	Rule 13d-1(b)

9	Rule 13d-1(c)

9	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 5 Pages

CUSIP NO. 667340103	Page 2 of 5 Pages

1	Names of Reporting Persons Northwest Bank 2015 Amended and Restated 401(k) Plan Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 6,783,767
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,783,767
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,783,767
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row 9 6.7% of 101,699,406 shares of Common Stock outstanding as of December 31, 2016.
12	Type of Reporting Person (See Instructions) EP

CUSIP NO. 667340103	Page 3 of 5 Pages

Item 1.
(a)            Name of Issuer

   Northwest Bancshares, Inc.

(b)	Address of Issuer's Principal Executive Offices

100 Liberty Street
Warren, Pennsylvania 16365

Item 2.
(a)	Name of Person Filing

Northwest Bank 2015 Amended and Restated 401(k) Plan Trust
 Trustee: Trust Department of Northwest Bank

(b)	Address of Principal Business Office

 100 Liberty Street
 Warren, Pennsylvania 16365

                (c)            Citizenship or Place of Organization

 See Page 2, Item 4.

(d)          Title of Class of Securities

                                Common Stock, par value $.01 per share

(e)          CUSIP Number

 See Page 1.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:

(f) : An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Item 4.                     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)             Amount beneficially owned: See Page 2, Item 9.
(b)	Percent of class: See Page 2, Item 11.

CUSIP NO. 667340103	Page 4 of 5 Pages

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Page 2, Item 5.
(ii) Shared power to vote or to direct the vote: Page 2, item 6.
(iii)	Sole power to dispose or to direct the disposition of: See Page 2, Item 7.
(iv)	Shared power to dispose or to direct the disposition of: See Page 2, Item 8.

Item 5.                     Ownership of Five Percent or Less of a Class

 Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

  Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

 Not applicable

Item 8.	Identification and Classification of Members of the Group

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.                     Notice of  Dissolution of Group

  Not applicable

Item 10.                   Certification

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 667340103	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2017		NORTHWEST BANK 2015 AMENDED AND RESTATED 401(K) PLAN TRUST

	By:	Trust Department of Northwest Bank, as Trustee

/s/ Terry Thierman Name: Terry Thierman Title: Senior Vice President and Group Controller